U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER 0-20760
                                                        CUSIP NUMBER 397637 10 9

(Check One):

[ ] Form 10-K and Form 10-KSB          [  ] Form 20-F             [  ] Form 11-K
[X] Form 10-Q and Form 10-QSB          [  ] Form N-SAR

For Period Ended: June 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: GREKA Energy Corporation

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number):

         630 Fifth Avenue, Suite 1501
         New York, NY 10111

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

          (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     There was inadequate time to accomplish pre-filing review to the standards established by the Registrant, primarily attributable to forward looking information required in Management's Discussion and Analysis of Financial Condition and Results of Operations is not yet available due to the pending closure of the transaction to take the company private.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Roger V. Davidson, Esq.
         Ballard Spahr Andrews & Ingersoll, LLP
         (303) 299-7307

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report that net income for the second quarter of 2003 compared to the same period in 2002 will be significantly lower primarily as a result of a material increase in interest expense and depreciation, depletion and amortization expense over the comparative periods.


                            GREKA Energy Corporation
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2003                         By: /s/ Randeep S. Grewal
                                                  ------------------------------
                                                  Randeep S. Grewal, Chairman,
                                                  Chief Executive Officer and
                                                  President